Morgan Crucible

20th May 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

[redacted]

08002828

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

SEC Mail
Mail Processing
Section
MAY 22 2008
Washington, DC
106

Enclosure

PROCESSED
MAY 29 2008
THOMSON REUTERS

dw 5/28

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc 3387	82-

Regulatory Announcement

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Company	MORGAN CRUCIBLE CO PLC ORD 25P
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:00 16-May-08
Number	6918U16

RNS Number : 6918U
Morgan Crucible Co PLC
16 May 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Compa**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**N/A**

3. Full name of person(s) subject to notification obligation:	**AEGON UK Group of Compan**

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**14th May 2008**
6. Date on which issuer notified:	**15th May 2008**
7. Threshold(s) that is/are crossed or reached:	**5-4%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering tran			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percen voting
				Direct	Indirect	Direct
GB0006027295	13,703,165	13,703,165	13,473,120	13,473,120	0	4.99

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percent voting

Total (A+B)

Number of voting rights	Percentage of voting rights

13,473,120	4.99%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
AEGON UK Group of companies - parent undertaking of: AEGON Asset Management UK plc AEGON Investment Management UK Ltd. AEGON ICVC

Proxy Voting:	
10. Name of proxy holder:	AEGON UK Group of companie
11. Number of voting rights proxy holder will cease to hold:	-230,045
12. Date on which proxy holder will cease to hold voting rights:	19th May 2008

13. Additional information:	AEGON UK Group of companie consists of: AEGON Asset Management UK AEGON Investment Manageme Ltd. AEGON ICVC
14 Contact name:	Tracey Bigmore
15. Contact telephone name:	01753 837000

This information is provided by RNS
The company news service from the London Stock Exchange

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